Exhibit 99.1
SUZANO S.A.
Publicly Held Company with authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS
MEETING HELD ON AUGUST 18, 2025
1.Date, Time and Place: On August 18, 2025, at 8 am, at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. The meeting was also attended by João Alberto de Abreu, Chief Executive Officer, Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations, and Mr. João Vitor Zocca Moreira attended as secretary.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.

5.Agenda: To resolve on and authorize: (i.a) the Company's subsidiary named Suzano International Finance B.V. ("Suzano International"), to issue Panda Bonds in the interbank bond market of the People's Republic of China (“Panda Bonds”), in the total amount of up to RMB 1,500,000.000.00 (one billion and five hundred million Renminbi), with a maturity of up to 5 (five) years, within the scope of the Renminbi-denominated debt instrument issuance program in total amount of up to RMB20,000,000,000.00 (twenty billion Renminbi) approved in the Board of Directors Meeting held on August 15, 2024 (“Issuance of Bonds” and “Program”); (i.b) the Company's Executive Board to decide, at its sole discretion, on the convenience and opportunity of carrying out the Issuance of Bonds, and on the other characteristics of such operation, including, but not limited to interest payment term and bond maturity term, subject to the approval of the Issuance of Bonds by the National Association of Financial Market Institutional Investors of China ('NAFMII') and other applicable authorities; (ii) ratify the granting by the Company of a corporate guarantee for the obligations to be assumed by Suzano International under the Issuance of Bonds and the Panda Bonds to be issued under the Program; (iii) the Company and Suzano International to carry out derivative transactions in a total aggregate amount equal to the amount of the Issuance of Bonds; and (iv) authorize the Company, Suzano

(Continuation of the Minutes of the Board of Directors’ Meeting of Suzano S.A., held on August 18, 2025)
Exhibit 99.1

International and other subsidiaries of the Company to take all steps necessary to formalize and effect the resolutions set forth in the preceding items, if approved, including the negotiation, execution, formalization and, as necessary to comply with regulatory obligations under the Program and the Issuance of Bonds, publication and/or disclosure of all of the following documents ("Transaction Documents"): (a) Base Offering Circular to be updated under the Issuance of Bonds; (b) Supplemental Offering Circular to be entered into under the Issuance of Bonds; (c) Program-Level Underwriting Agreement to be entered into under the Issuance of Bonds; (d) supplemental underwriting agreements to be entered into under the Issuance of Bonds; (e) the letter of guarantee issued by the Company as security for the Panda Bonds and Issuance of Bonds; and (f) other documents, notices, amendments and forms that may be necessary or required for the execution of the Issuance of Bonds.

6.Minutes in Summary Form: The Directors approved the drawing up of these minutes in summary form unanimously and without reservations.

7.Resolutions: The Directors, with the favorable opinion of the Management and
Finance Committee, unanimously and without reservations, decided:

7.1.To approve (a) the Issuance of Bonds; and (b) the Company's Board of Directors to decide, at its sole discretion, on the convenience and opportunity of carrying out the Issuance of Bonds, and on the other characteristics of such operation, including, but not limited to, the interest payment term and the maturity of the bonds, subject to the approval of the Issuance of Bonds by NAFMII and other applicable bodies.

7.2.To ratify granting by the Company of a corporate guarantee for the obligations that may be assumed by Suzano International within the scope of the Issuance of Bonds and the Panda Bonds to be issued under the Program.

7.3.To authorize the Company and Suzano International to carry out derivative operations in a total aggregate amount equal to the amount of the Issuance of Bonds contracted in item (i), being authorized to carry out derivatives in an amount greater than that contracted in item (i) only and exclusively for the readjustment of the total amount hedged to the value of the debt in the event of possible events of anticipation of payment of its principal amount.

7.4.To authorize the Company, Suzano International and other subsidiaries of the Company to take all the steps necessary to formalize and effect the resolutions set forth in the preceding items, including (a) the negotiation, execution, formalization and, as necessary to comply with regulatory obligations under the Issuance of Bonds, publication and/or disclosure of all Transaction Documents; (b) any and all documents required for the registration of the Issuance of Bonds with the NAFMII, in accordance with the laws and regulations of the People's Republic of China; and (c) the engagement of service providers, including the legal advisors, the independent auditors, rating agencies and the appointment of the underwriters.

(Continuation of the Minutes of the Board of Directors’ Meeting of Suzano S.A., held on August 18, 2025)
Exhibit 99.1

8. Closing: There being no further matters to be discussed, the meeting was closed. The Meeting minutes were drawn up, read, and signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Portal. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, August 18 2025.

João Vitor Zocca Moreira
Secretary

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